UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

ATI 401(K) SAVINGS PLAN
(Title of Plan)
ALLEGHENY TECHNOLOGIES INCORPORATED
(Name of Issuer of securities held pursuant to the Plan)
1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
ATI 401(k) Savings Plan
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

ATI 401(K) SAVINGS PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2019 and 2018 and for the Year Ended December 31, 2019

Report of Independent Registered Public Accounting Firm

Allegheny Technologies Incorporated
Pittsburgh, Pennsylvania

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ATI 401(k) Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The accompanying schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Schneider Downs & Co., Inc.

We have served as the Plan’s auditor since 2013
Columbus, Ohio
June 5, 2020

ATI 401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31
	2019	2018
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$687,006,313	$580,014,675
Interest in ATI Company Stock Fund Master Trust	32,919,742	41,327,062
Interest in registered investment companies	5,288,062	5,226,923
Total investments at fair value	725,214,117	626,568,660
Investments at contract value:
Interest in Allegheny Technologies Incorporated Master Trust	87,679,338	91,148,776
Total investments at contract value	87,679,338	91,148,776
Notes receivable from participants	22,878,144	23,668,146
Net assets available for benefits	$835,771,599	$741,385,582
See accompanying notes.

ATI 401(K) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2019
Contributions:
Employee	$30,568,682
Employer	35,968,540
Rollovers	1,710,442
Total contributions	68,247,664
Interest income on notes receivable from participants	1,298,328
Investment income (loss):
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	135,453,563
Net investment loss from Plan interest in ATI Company Stock Fund Master Trust	(826,870)
Net income from interest in registered investment companies	1,081,359
Other loss	(104,805)
Total investment income	135,603,247
205,149,239
Benefits paid to participants	(66,666,963)
Fees	(55,350)
(66,722,313)
Net increase in net assets available for benefits prior to transfers	138,426,926
Transfers out of plan, net	(44,040,909)
Net increase in net assets available for benefits	94,386,017
Net assets available for benefits at beginning of year	741,385,582
Net assets available for benefits at end of year	$835,771,599
See accompanying notes.

ATI 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2019
Note 1. Description of the Plan
The ATI 401(k) Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is Allegheny Technologies Incorporated (ATI, the Plan Sponsor, or the Company). The Plan includes all eligible, non-represented employees of ATI’s U.S. operations. In addition, beginning in 2018, the Plan became a multiple employer plan and includes non-represented employees of a 50% owned ATI joint venture, A&T Stainless. In July 2019, ATI sold Pacific Cast Technologies, Inc. (PCT), its titanium investment castings business, to Consolidated Precision Products Corp.  Following the sale, PCT was added as a participating employer of the Plan for the duration of a transition services agreement through December 31, 2019. On December 31, 2019, these participants and their respective balances were transferred out of the Plan to a plan sponsored by the acquiring company. ATI also sold its industrial forgings business during 2019, and these participants were given the option to take distributions or be transferred, along with their respective balances, out of the Plan to a plan sponsored by the acquiring company. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.
Individual accounts are maintained for each participant, reflecting the participant’s before-tax and after-tax contributions, rollover contributions, Company matching contributions, and account earnings. The Plan’s income and any related administrative expenses are allocated to participant accounts based on the proportionate value of the participant’s accounts to the total market value of all accounts.
Amounts up to 80% of a participant’s compensation, as defined in the Plan agreement, can be contributed by the participant in any combination of after-tax and before-tax contributions for each period, subject to limitations imposed by the Internal Revenue Code ($19,000 for calendar year 2019). Catch up contributions of $6,000 were available to participants 50 years or older in 2019. Participants are allowed to rollover existing qualified retirement funds into the Plan. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment options offered by the Plan. Unless otherwise specified by the participant, contributions are made to the Qualified Default Investment Alternative, which is the Vanguard Target Retirement Fund that most closely matches the participants 65th birthday date.
Employees are 100% vested in their contributions and associated investment performance at all times. In addition, all employees in the Plan are immediately vested in all company contributions, including the company match and non-elective contribution.  The non-elective contribution represents 6.5% of eligible earnings while the company match is made at a rate of 50% on up to 6% of the employee’s eligible earnings deferral, excluding catch up contributions, with all company contributions subject to limitations imposed by the Internal Revenue Code.
A participant may borrow the lesser of $50,000 or 50% of his or her account balance and obtain no more than two loans at one time. Loans are repayable through payroll deductions over periods ranging up to 60 months for general purpose loans and up to 180 months for residential loans. The interest rate is determined at the issuance of the loans at a rate equivalent to prevailing interest rates charged by a professional lender and is fixed over the life of the note.
Participants, while employed, may withdraw all or a portion of their after-tax contributions and may also withdraw all or a portion of their before-tax contributions in the event of demonstrated financial hardship, as defined by the Plan. After age 59 1/2, a participant may withdraw the vested portion of their account.
Participants with account balances greater than $1,000 are not required to take a distribution upon termination. Participants making hardship withdrawals are not permitted to contribute to the Plan for 6 months after the date of the hardship withdrawal.
Payments of benefits are available by request upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distributions can be made in the form of a lump sum or installments.
All expenses incurred in the administration of the Plan, including those charged by the Plan’s trustees are paid by the Plan, except as paid for or reimbursed by the Company. The Plan’s trustee for the Company stock fund is Benefit Trust Company and the Plan’s trustee for all other Plan assets is AON Trust Company.

Note 2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.

Investment Valuation
The investments in master trusts, representing the Plan’s interest in the net assets of these master trusts, are stated at fair value, or, for fully benefit-responsive investment contracts, at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
The assets of the master trusts, as well as income/losses, are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investments of the assets of the master trusts.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses were recorded as of December 31, 2019 or 2018. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement Plan”. This new guidance modifies the disclosure requirements on fair value measurements, including removal and modifications of various current disclosures as well as some additional disclosure requirements for Level 3 fair value measurements. Some of these disclosure changes must be applied prospectively while others retrospectively depending on requirement. This guidance is required to be adopted by the Plan beginning in fiscal year 2020 with early adoption permitted. The Plan did not early adopt this guidance. The adoption of these changes is not expected to have an impact on the Plan’s financial statements other than disclosures.

Note 3. Investments
Certain assets of the Plan, along with the assets of another ATI sponsored plan, are part of the master trusts, the Allegheny Technologies Incorporated Master Trust and the ATI Company Stock Fund Master Trust. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the master trusts.
The following table is a summary, at fair value, of the net assets of the master trusts by investment type as of December 31, 2019 and 2018:

	2019		2018
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Allegheny Technologies Incorporated Master Trust:
Common collective trusts	$570,715,668	$406,895,745	$490,831,201	$348,407,029
Registered investment companies	348,342,822	273,768,664	283,919,671	222,776,209
Cash	10,127,021	6,341,904	14,141,019	8,831,437
Total investments at fair value	$929,185,511	$687,006,313	$788,891,891	$580,014,675
Plan's interest in master trust		74%		74%

ATI Company Stock Fund Master Trust:
Corporate common stock	$58,546,463	$32,604,998	$72,336,895	$40,958,131
Cash	565,163	314,744	651,576	368,931
Total investments at fair value	$59,111,626	$32,919,742	$72,988,471	$41,327,062
Plan's interest in master trust		56%		57%
The following table is a summary, at contract value, of the net assets of the Allegheny Technologies Incorporated Master Trust by investment type as of December 31, 2019 and 2018:

	2019		2018
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Allegheny Technologies Incorporated Master Trust:
Synthetic investment contracts	$140,469,464	$87,679,338	$146,529,203	$91,148,776
Total investments held at contract value	$140,469,464	$87,679,338	$146,529,203	$91,148,776

Investment income (loss) attributable to the master trusts for the year ended December 31, 2019 was as follows:

	Allegheny Technologies Incorporated Master Trust	ATI Company Stock Fund Master Trust
Net appreciation (depreciation) in fair value of investments	$171,563,460	$(1,741,061)
Investment income from investments at fair value	7,939,470	11,692
Investment income from investments at contract value	2,627,767	—
Administrative expenses and other, net	(856,109)	—
Total investment income (loss)	$181,274,588	$(1,729,369)

Administrative fees for the ATI Company Stock Fund Master Trust are paid by the Allegheny Technologies Incorporated Master Trust.
Investments accounted for at contract value are held by the BNY Mellon Stable Value Fund (the Fund), which may invest in a diversified portfolio of guaranteed investment contracts including synthetic investment contracts, separate account contracts, cash and cash equivalents, and other instruments that can be carried at book value. All of these assets allow participant-directed transactions to be made at contract value. The assets underlying the synthetic investment contracts may include U.S. Treasury bonds, agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, and common collective trusts. These assets are owned by the Plan. As of December 31, 2019, the Fund had a product allocation of 7% to cash, 18% to fixed maturity contracts and 75% to constant duration contracts.
Interest crediting rates on the contracts held in the Fund are determined at the time of purchase. Such crediting rates are reviewed and may be reset on a quarterly basis.
Typically, the investment contracts in the Fund do not have a stated final maturity, but contracts wrapping individual bonds may have a gradual tapering of duration unless new bonds are purchased within the investment contract. These contracts are referred to as “fixed maturity” contracts, while “constant duration” contracts invest in common collective trusts or actively managed accounts, managed against a stated benchmark or to a targeted duration.
Certain investment contracts in the Fund may provide for adjustment to contract value for withdrawals made prior to termination. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully benefit responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decides to entirely exit an investment. Investments in registered investment companies, common collective trusts and the Fund may require at least 30 days prior notice to completely withdraw from the investments.  The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment. The Plan had no unfunded commitments as of December 31, 2019 and 2018.
Note 4. Fair Value Measurement
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2019 and 2018.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:

•	Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy.

•
Corporate common stocks – These investments are valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.

•
Common collective trust funds – These investments are investment vehicles valued using the NAV, as a practical expedient, provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

•
Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy.

The following tables present the financial instruments of the master trusts at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2019 and 2018. The master trusts had no assets classified within Level 2 or Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the periods presented.
Master trust assets measured at fair value on a recurring basis:

December 31, 2019	Level 1	NAV (a)	Total
Common collective trusts	$—	$570,715,668	$570,715,668
Registered investment companies	348,342,822	—	348,342,822
Corporate common stock	58,546,463	—	58,546,463
Cash	10,692,184	—	10,692,184
	$417,581,469	$570,715,668	$988,297,137

December 31, 2018	Level 1	NAV (a)	Total
Common collective trusts	$—	$490,831,201	$490,831,201
Registered investment companies	283,919,671	—	283,919,671
Corporate common stock	72,336,895	—	72,336,895
Cash	14,792,595	—	14,792,595
	$371,049,161	$490,831,201	$861,880,362

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3 and to the statements of assets available for benefits.
In addition to the Plan’s investments in the master trusts, the Plan holds $5,288,062 and $5,226,923 in self-directed accounts as of December 31, 2019 and 2018, respectively. These self-directed accounts are invested in registered investment companies and are categorized as Level 1 assets.
Note 5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 25, 2016, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the effective date of the amendments addressed by the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2016.

Note 6. Plan Termination
Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.
Note 7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 8. Party-In-Interest Transactions
At December 31, 2019 and 2018, the Plan held 1,335,866 and 1,591,712 shares, respectively, of common stock of ATI, the sponsoring employer, with a fair value of $32,604,998 and $40,958,131, respectively. The shares held by the Plan at December 31, 2019 and 2018 reflect the Plan’s interest in the ATI Company Stock Fund Master Trust. During the year ended December 31, 2019, the Plan recorded an investment loss of $826,647 related to its investment in the common stock of ATI.
Note 9. Subsequent Events

Subsequent to the Plan’s December 31, 2019 fiscal year, the coronavirus (COVID-19) pandemic has caused a global slowdown of economic activity and significant volatility and disruption of financial markets. COVID-19 could materially and adversely affect the Plan, its operations, and its performance.  Government imposed quarantines have caused market performance of the investments to decline. Additionally, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was signed into law which provides both plan sponsor and participant relief. ATI has decided to voluntarily adopt the following provisions from the CARES Act as they relate to the Plan effective May 8, 2020:

COVID-19 In-Service Withdrawals

•	The CARES Act creates a new kind of in-service withdrawal option for people who are facing economic challenges related to COVID-19.

•	Participants may withdraw up to $100,000 from the Plan without being required to pay the normal 10% penalty for early withdrawal if the participant is under age 59½.

•	Participants have an extended period of three years to pay the ordinary income taxes on that distribution.

•	Participants may choose to make a repayment to their Plan account of any COVID-related distributions within three years.

Delay in Loan Repayments

•	Participants that have an existing loan from the Plan or take a new loan that has a first repayment date on or before December 31, 2020, may delay repaying the loan for 12 continuous months.

•	Participants that elect this option cannot begin loan repayment before the 12-month period has ended.

2020 Required Minimum Distributions

•
For employees and retirees at least age 70½ (or age 72 in 2020), the CARES Act waives required minimum distributions from the plan for the 2020 calendar year. As a result, automatic payments scheduled for December 2020 will not be made.

•	If a participant was required to receive a payment by the end of the year and they still want to receive it, they may still request it.

In addition, ATI made the following changes effective June 1, 2020 to the Plan’s Company contributions in response to economic conditions brought on by COVID-19:

•	The Company match contribution was suspended for all salaried participants.

•	The Company non-elective contribution of 6.5% was reduced to 3.0% for all salaried participants.

•	Payment of any Company contributions for both salaried and hourly participants will be deferred until no later than December 31, 2021.

Management of the Plan is unable to accurately predict how the coronavirus will affect the results of Plan operations because the severity and duration of the pandemic are uncertain.  However, while it is premature to accurately predict the ultimate impact of these developments, the Plan expects its results for the year ended December 31, 2020 to be materially impacted.

ATI 401(K) SAVINGS PLAN
EIN: 25-1792394 Plan: 022
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2019

Description	Current Value
Participant loans* (4.25% to 9.25%, with maturities through 2029)	$22,878,144
Registered investment companies - Self-directed accounts	5,288,062

* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ATI 401(K) SAVINGS PLAN

Date:	June 5, 2020	By:	/s/ Karl D. Schwartz
Karl D. Schwartz
Vice President, Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)